March 20, 2025

Peter Altman
Chief Executive Officer
BioCardia, Inc.
320 Soquel Way
Sunnyvale, California 94085

        Re: BioCardia, Inc.
            Draft Registration Statement on Form S-1
            Submitted March 17, 2025
            CIK No. 0000925741
Dear Peter Altman:

        Our initial review of your draft registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, the draft registration statement does not include audited financial statements for the fiscal year ended December 31, 2024.

       We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Austin D. March